UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ X ] Form N-SAR	[ ] Form N-CSR

    For Period Ended:           9/30/08

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Brandes Investment Trust
Full Name of Registrant

Former Name if Applicable

11988 El Camino Real, Suite 500
Address of Principal Executive Office (Street and Number)

San, Diego, CA 92103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Trust’s independent public accountants require the Trust to sell a security held by several of the Trust’s series, which security was inadvertently purchased on behalf of such series by the Trust's investment adviser in possible violation of Section 12(d)(3) of the Investment Company Act of 1940, and resolution of any amounts owed by the investment adviser to the Trust with respect to such purchase, before the issuance of their audit opinion with respect to the Trust's financial statements for the fiscal year ended September 30, 2008.  Although reasonable attempts have been made to sell the security at a price which the investment adviser believes is reasonable, as a result of current market conditions no bids have been received for the security at such price.  The Trust has implemented procedures for sale of the security and resolution of any amounts owed to the Trust to allow the Trust to file Form N-SAR on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Glazer	213	683-6207
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to filed such report(s) been filed?  If the answer is no, identify report(s).    [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [  ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________________________________________________________________________________________________________

Brandes Investment Trust
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        12/1/08                                                        By                          /s/ Debra McGinty-Poteet
Debra McGinty-Poteet
President